Michiel Soeting joins the VEON Board as a non-executive Director Amsterdam, 16 March 2022 – VEON Ltd. (NASDAQ: VEON, Euronext Amsterdam: VEON), a leading global provider of connectivity and internet services, today announced that Michiel Soeting, former global lead partner from KPMG, has joined the VEON Board as a non-executive director and Chairman of the Audit & Risk Committee effective 16 March 2022. VEON has a diverse investor base with no controlling shareholder, a majority of independent directors and an international management team. Our operations span nine countries, where we serve almost 220 million customers. Michiel spent more than 30 years at KPMG, a leading audit firm, in different roles across EMEA, APAC and the Americas, where he became a partner in 1998. He has extensive financial expertise, as well as a strong governance, risk management and regulatory compliance background. Michiel is a Chartered Accountant qualified in both the Netherlands and the United Kingdom and the former Chairman of KPMG’s Global Energy and Natural Resources practice. Michiel graduated from Vrije University in the Netherlands as a Chartered Accountant where he completed his Doctoral in Economics. He holds an MBA from Georgia Southern University in the United States. Gennady Gazin, Chairman of the Board, said: “We welcome Michiel as an independent director to our Board, and we look forward to working with him. With his strong background, having led some of KPMG’s largest global audits, Michiel brings a wealth of experience to our Company. We are pleased that he will also serve as Chairman of our Audit & Risk Committee.” Michiel’s appointment fills the vacancy created with the resignation of Robert Jan van de Kraats. Disclaimer This release contains "forward-looking statements", as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward- looking statements are not historical facts, and include statements relating to, among other things, the potential benefits of the appointment described above. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such dates or to reflect the occurrence of unanticipated events. About VEON VEON is a NASDAQ and Euronext Amsterdam-listed global provider of connectivity and internet services. For more information visit: www.veon.com. Contact Information VEON Investor Relations Nik Kershaw

ir@veon.com